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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                        ---------------------------

                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 6)
                                    and
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 6)

                        ---------------------------

                    UNION TEXAS PETROLEUM HOLDINGS, INC.
                         (Name of Subject Company)
                        ---------------------------

                           VWK ACQUISITION CORP.
                         ATLANTIC RICHFIELD COMPANY
                                 (Bidders)
                        ---------------------------

                  Common Stock, Par Value $0.05 Per Share
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)
                        ---------------------------

                                 90864010 5
                   (CUSIP Number of Class of Securities)
                        ---------------------------

                            Diane A. Ward, Esq.
                           VWK Acquisition Corp.
                       c/o Atlantic Richfield Company
                          515 South Flower Street
                           Los Angeles, CA 90071
                               (213) 486-2808
       (Name, Address and Telephone Number of Persons Authorized to
         Receive Notices and Communications on Behalf of Bidders)
                        ---------------------------

                                 Copies to:
                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

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          Atlantic Richfield Company ("ARCO") and VWK Acquisition Corp.
(the "Purchaser") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Schedule 13D, originally filed on May 8, 1998, as amended by Amendment Nos. 1, 2, 3, 4 and 5 filed on May 12, May 18, May 20, June 3 and June 8, 1998, respectively (as amended, the "Original Filing"), with respect to the offer (the "Offer") by the Purchaser to purchase all outstanding shares of Common Stock, par value $0.05 per share (the "Common Stock"), of Union Texas Petroleum Holdings, Inc., a Delaware corporation (the "Company"), as set forth in this Amendment No. 6. Capitalized terms used and not defined herein shall have the meanings given to them in the Original Filing.

Item 4.   Source and Amount of Funds or Other Consideration.

          (b) On June 5, 1998, ARCO entered into an agreement for a $3.0 billion revolving credit facility (the "Credit Agreement") with Morgan Guaranty Trust Company of New York, as Agent, Bank of America National Trust & Savings Association, The Chase Manhattan Bank, N.A. and Citicorp USA, Inc. The facility established pursuant to the Credit Agreement constitutes the New Facility described in the Original Filing and will be used, among other purposes, to support commercial paper borrowings associated with funding the consummation of the Offer and the Merger, including the purchase of shares of Preferred Stock pursuant to the Preferred Offer. A copy of the Credit Agreement is attached hereto as Exhibit (a)(14) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          (a)(14)   Credit Agreement, dated June 5, 1998.



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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 9, 1998


                                        VWK ACQUISITION CORP.

                                        By:  /s/ Terry G. Dallas
                                             ----------------------
                                             Name:  Terry G. Dallas
                                             Title: President


                                        ATLANTIC RICHFIELD COMPANY

                                        By:  /s/ Terry G. Dallas
                                             ----------------------
                                             Name:  Terry G. Dallas
                                             Title: Senior Vice President
                                                    and Treasurer


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                               EXHIBIT INDEX



Exhibit                                                       Page
Number                 Exhibit Name                           Number

(a)(14)       Credit Agreement, dated June 5, 1998.           5